UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No: 1)*


                              WESTWAY GROUP, INC.
                              -------------------
                                (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                              -------------------
                         (Title of Class of Securities)

                                  961698B 100
                              -------------------
                                 (CUSIP Number)

                                  Fred Ganning
                               8 Tall Pines Road

                              Morristown, NJ 07960
                                 (973) 267-6278

                              -------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 19, 2010
                              -------------------
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following | |

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP NO. 96169B 100
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fred Ganning
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b)
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                          7     SOLE VOTING POWER

                                0
                    ------------------------------------------------------------
       NUMBER OF          8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY               1,671,189 Shares of Class A Common Stock
       OWNED BY     ------------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                1,671,189 Shares of Class A Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,671,189 Shares of Class A Common Stock (1)
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.6%*
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14    TYPE OF REPORTING PERSON

      IN
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(1) The information provided for herein includes shares and warrants owned by
Simplex Corporation, a New York corporation, of which Fred Ganning is the sole shareholder, and shares owned by the Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust. Mr. Ganning disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

* Percentage calculated on the basis of an aggregate amount of 13,951,933 shares of common stock issued and outstanding on March 8, 2010 as disclosed in the Company's Report on Form 10-K filed March 16, 2010, together with 470,000 shares of Class A Common Stock which would be issuable upon the exercise of 470,000 Warrants owned by Simplex Corporation for the purposes of calculating the percent of class.

                                  SCHEDULE 13D

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CUSIP NO. 96169B 100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b)
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      oo
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW JERSEY
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                          7     SOLE VOTING POWER

                                0
                    ------------------------------------------------------------
      NUMBER OF           8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                1,165,139 Shares of Common Stock
      OWNED BY      ------------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    0
                    ------------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER

                                1,165,139 Shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,165,139 Class A Shares of Common Stock (1)
--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
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* Percentage calculated on the basis of an aggregate amount of 13,951,933 shares of common stock issued and outstanding on March 8, 2010 as disclosed in the Company's Report on Form 10-K filed March 16, 2010.

EXPLANATORY NOTE: This Amendment No. 1 to the Statement on Schedule 13D is being filed by the Reporting Persons named below to report changes that occurred since the date of the event that required the filing of the initial Statement. Concurrently with this Amendment, the Reporting Persons are filing additional amendments to the Statement to reflect changes that have occurred since the date of the event that required the filing of this Amendment.

                                  Schedule 13D

      This statement constitutes Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2012 (collectively, the "Schedule 13D") by Fred Ganning ("Ganning"), and the Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust(the "GRAT") (each a "Reporting Person" and collectively the "Reporting Persons") in connection with the ownership of Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Westway Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

      In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only information that has materially changed from the Schedule 13D. To the best knowledge of the Reporting Persons, there has been no material change in the information set forth in response to Items 1 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 1. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

      (a, b, c and f) This Statement is being filed to add the GRAT as a Reporting Person. The GRAT is a Trust formed under the laws of the State of New Jersey. The address of the GRAT is: 8 Tall Pines Road, Morristown, NJ 07960.

      Each of Ganning, and the GRAT is referred to herein as a "Reporting Person" and collectively, the "Reporting Persons."

      The principal purpose of the GRAT is to hold certain securities. The GRAT is an irrevocable trust whose trustee is, Janice T. Ganning, the wife of Ganning.

      (d and e) During the last five years, neither the GRAT, nor the Trustee of the GRAT has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

      The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transactions

      Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

      On April 19, 2010, for estate planning purposes, Ganning transferred by gift 1,165,139 shares of Common Stock (the "Gifted Shares") to the GRAT, an irrevocable trust whose trustee is, Janice T. Ganning, the wife of the Reporting Person. The GRAT has a two (2) year term whereby at the end of each one year period during the term, the Reporting Person will receive from the GRAT a distribution of cash and/or shares of Common Stock or other property equal to a percentage of the initial fair market value of the GRAT, such percentage as delineated in the instrument governing the GRAT. At the end of the two year term, the remaining corpus of the GRAT, if any, will be distributed either (i) to certain family trusts (as further delineated in the instrument governing the GRAT) created by Ganning, if he is then living on the expiration of the GRAT, or
(ii) to the legal representatives of Ganning's estate, if he is not then living on the expiration of the GRAT. Prior to the expiration of the GRAT, Ganning has the right to substitute the principal of the GRAT, including the Gifted Shares, with other property having an equal fair market value. During the term of the GRAT, Janice T. Ganning, the trustee, retains sole voting power and sole dispositive power with respect to any shares of Common Stock held by the GRAT.

No consideration was paid by or to the Reporting Person for the transfer of the Gifted Shares to the GRAT.

Except as set forth on this Schedule 13D, as of the date that required this filing, the Reporting Persons had no plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D. As of the date that required this filing, the Reporting Persons had not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13(d). However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

      (a) As of April 19, 2010, the Reporting Persons owned the following securities of the Company:

          (i) Ganning may be deemed to be the beneficial owner of 1,671,189 shares of Common Stock representing 11.6% of the outstanding shares of Common Stock. Such shares consist of (x) 1,201,189 shares of Common Stock (of which 1,165,139 shares of Common Stock are owned by the GRAT, and 36,050 shares of Common Stock are owned by Simplex), and (y) 470,000 shares of Common Stock issuable upon the exercise of 470,000 Warrants owned by Simplex.

          (ii) As of April 19, 2010, the GRAT may be deemed to be the beneficial owner of 1,165,139 shares of Common Stock representing 8.4% of the outstanding Common Stock.

      (b) (i) As of April 19, 2010, Ganning may be deemed to have shared voting and dispositive power over 1,671,189 shares of Common Stock owned by the GRAT and by Simplex.

          (ii) The GRAT may be deemed to have shared voting and dispositive power over 1,165,139 shares of Common Stock.

      (c) There have been no transactions in the shares of the Company's Common Stock by the Reporting Persons during the past 60 days prior to the date of the event that required the filing of this Amendment.

      (d) Ganning, as the sole shareholder of Simplex Corporation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 506,050 shares owned of record by Simplex Corporation and reported herein as beneficially owned by Ganning. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein. Because Ganning has the right to substitute the principal of the GRAT, including the Gifted Shares, with other property having an equal fair market value, Ganning may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,165,139 shares owned of record by the GRAT. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None in addition to the transactions described in Item 3.

Item 7. Material to be Filed as Exhibits.

      Exhibit A - Joint Filing Agreement

                                   Signature

      After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 16, 2012

                                          /s/ Fred Ganning
                                          --------------------------------------
                                          Fred Ganning



                                          Fred Ganning, Jr. 2010 Westway Grantor
                                          Retained Annuity Trust


                                           By: /s/ Janice Ganning
                                               ---------------------------------
                                               Janice Ganning
                                               Trustee

                             Joint Filing Agreement

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Westway Group, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 16th day of March, 2012.

                                          /s/ Fred Ganning
                                          --------------------------------------
                                          Fred Ganning



                                          Fred Ganning, Jr. 2010 Westway Grantor
                                          Retained Annuity Trust


                                           By: /s/ Janice Ganning
                                               ---------------------------------
                                               Janice Ganning
                                               Trustee